UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


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                                              :
              In the Matter of                :
                                              :
      OHIO VALLEY ELECTRIC CORPORATION        :  CERTIFICATE OF
               Piketon, Ohio                  :  NOTIFICATION
                                              :  NO. 17
                 (70-8527)                    :
                                              :
Public Utility Holding Company Act of 1935    :
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     THIS IS TO CERTIFY THAT OHIO VALLEY ELECTRIC CORPORATION, in accordance with the terms and conditions of, and for the purposes represented by the Application or declaration herein, the order of the Securities and Exchange Commission with respect thereto, dated December 28, 1994, amended December 12, 1996, March 4, 1998 and December 6, 1999, made short-term note borrowings from banks during the calendar quarter ended March 31, 2003, as summarized in Exhibit A.

        This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.

                        OHIO VALLEY ELECTRIC CORPORATION


                               By: /s/ A. A. Pena
                                 Vice President

Dated:  April 14, 2003

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                                                  EXHIBIT A

    SHORT TERM      ISSUE      MATURITY            INTEREST      PRINCIPAL                        MATURITY
     DEBT TYPE      DATE         DATE      DAYS     RATE %       BORROWED         INTEREST          VALUE

        BL        01/30/03     07/30/03     181      2.375    $ 10,000,000.00    $119,409.33   $ 10,119,409.33
        BL        02/11/03     03/11/03     28       2.375      15,000,000.00      27,708.34     15,027,708.34
        BL        02/20/03     03/20/03     28       2.375      10,000,000.00      18,472.22     10,018,472.22
        BL        03/11/03     04/11/03     31       2.375      15,000,000.00      16,822.91     15,016,822.91
        BL        03/20/03     03/25/03      5       4.250      10,000,000.00       5,902.77     10,005,902.77
        BL        03/28/03     09/29/03     185      3.280      10,000,000.00     168,555.35     10,168,555.35
        BL        03/28/03     09/29/03     185      3.280       5,000,000.00      84,278.60      5,084,278.60
        BL        03/28/03     09/29/03     185      3.280       5,000,000.00      84,278.60      5,084,278.60
        BL        03/28/03     09/29/03     185      3.280      10,000,000.00     168,555.35     10,168,555.35
        BL        03/28/03     09/29/03     185      3.280      30,000,000.00     505,666.05     30,505,666.05


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